Kaahumanu Center Associates (A Hawaii
Limited Partnership)

Financial Statements for Each of the Three
Years Ended December 31, 2000, 1999 and
1998 and Independent Auditors' Report







INDEPENDENT AUDITORS' REPORT


To the Partners of Kaahumanu Center Associates:

We have audited the accompanying balance sheets of Kaahumanu Center Associates (a Hawaii limited partnership) as of December 31, 2000 and 1999, and the related statements of operations, changes in partners' capital (deficit), and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.



/S/DELOITTE & TOUCHE LLP
Honolulu, Hawaii
February 1, 2001




KAAHUMANU CENTER ASSOCIATES
BALANCE SHEETS
DECEMBER 31, 2000 AND 1999

ASSETS                                       2000            1999

Current Assets
  Cash                                    $  32,578	  $ 504,712
  Accounts receivable - less allowance of
    $95,298 and $107,707 for doubtful
    accounts	    			  1,093,832	    618,900
  Prepaid expenses                           70,905          64,305

    Total current assets                  1,197,315       1,187,917

Property
  Land and land improvements              6,054,330       6,054,330
  Building                               83,580,660      81,879,796
  Furniture, fixtures and equipment       5,182,690       5,128,820
  Construction in process                    65,071       1,348,581

    Total property                       94,882,751      94,411,527
  Accumulated depreciation               25,682,580      22,134,416

    Property - net                       69,200,171      72,277,111

Other Assets                              1,710,131       1,700,997

Total Assets                            $72,107,617	$75,166,025


LIABILITIES AND PARTNERS' CAPITAL

Current Liabilities
  Bank overdraft                          $  39,637 	         --
  Current portion of long-term debt       1,126,451      $1,018,643
  Accounts payable                          473,094         690,470
  Due to Maui Land & Pineapple
    Company, Inc.         	          1,216,086	  1,153,658
  Other current liabilities                 122,556         105,764

    Total Current Liabilities             2,977,824       2,968,535

Long-Term Debt - Less current portion    59,139,567      60,266,149

Other Long-Term Liabilities                  87,175          86,204

    Total Liabilities                    62,204,566      63,320,888

Contingencies and Commitments

Partners' Capital                         9,903,051      11,845,137

Total Liabilities and Partners' Capital $72,107,617     $75,166,025

See notes to financial statements.




KAAHUMANU CENTER ASSOCIATES
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998



                                 2000         1999          1998


Revenues
  Rental income - minimum     $7,552,188   $7,472,086    $7,235,108
  Rental income - percentage   1,372,884    1,112,419     1,029,760
  Other operating income -
    primarily recoveries
    from tenants   	       6,728,646    5,921,174     5,359,743

Total Revenues                15,653,718   14,505,679    13,624,611


Costs and Expenses
  Interest                     5,332,655    5,369,013     5,447,733
  Depreciation and
    amortization               3,685,323    3,539,544	  3,452,639
  Utilities                    3,400,142    2,668,013     2,427,054
  Payroll and related costs    2,282,740    2,087,090     1,976,969
  Repairs and maintenance        701,391      570,175       652,390
  General excise taxes           616,644      566,518       530,313
  Insurance                      333,704      366,253       278,605
  Real property taxes            327,190      315,005       314,181
  Management fee                 278,907      268,264       258,275
  Advertising and promotions     241,379      204,328       158,493
  Professional fees              207,240      143,646       175,971
  Provision for doubtful
    accounts         		  44,497       57,349	    327,914
  Other expenses                 143,992      150,751       103,414

Total Costs and Expenses      17,595,804   16,305,949    16,103,951


Net Loss                     $(1,942,086) $(1,800,270)  $(2,479,340)


See notes to financial statements.




KAAHUMANU CENTER ASSOCIATES
STATEMENTS OF CHANGES IN PARTNERS' CAPITAL (DEFICIT)
YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998



                                              State of
                                               Hawaii
                             Maui Land &     Employees'
                              Pineapple      Retirement
                             Company, Inc.     System         TOTAL


Partners' Capital (Deficit),
  December 31, 1997          $(7,450,573)    $23,575,320    $16,124,747

Net Loss - 1998               (1,239,670)     (1,239,670)    (2,479,340)

Partners' Capital (Deficit),
  December 31, 1998           (8,690,243)     22,335,650     13,645,407

Net Loss - 1999                 (900,135)       (900,135)    (1,800,270)

Partners' Capital (Deficit),
  December 31, 1999           (9,590,378)     21,435,515     11,845,137

Net Loss - 2000                 (971,043)       (971,043)    (1,942,086)

Partners' Capital (Deficit),
  December 31, 2000         $(10,561,421)    $20,464,472     $9,903,051


See notes to financial statements.




KAAHUMANU CENTER ASSOCIATES
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                  2000           1999           1998

Operating Activities:
  Net loss                    $(1,942,086)   $(1,800,270)   $(2,479,340)
  Adjustments to reconcile
    net loss to net cash
    provided by operating
    activities:
    Depreciation and
	amortization            3,685,323      3,539,544      3,452,639
    Loss on property disposals         --         88,074	     --
    Increase in accounts
	receivable               (474,932)       (60,628)      (239,868)
    Increase (decrease) in
      accounts payable		 (702,026)        609,583       548,765
    Increase in noncurrent
      accounts receivable        (146,295)       (285,546)     (192,282)
    Net change in other operating
       assets and liabilities      11,165          30,747        77,282
Net Cash Provided by
    Operating Activities          431,149       2,121,504     1,167,196

Investing Activities:
  Purchases of property          (460,224)     (1,831,275)     (414,746)
  (Increase) decrease in
     restricted cash                 --        	  758,398       (30,641)
Net Cash Used in
  Investing Activities	         (460,224)     (1,072,877)     (445,387)

Financing Activities:
  Payments of long-term debt   (1,018,774)       (948,603)     (870,000)
  Proceeds from Partner
  Advances               	  536,078              --	     --
  Increase in bank overdraft       39,637              --            --
Net Cash Used in
  Financing Activities           (443,059)       (948,603)     (870,000)

Net Increase (Decrease) in Cash  (472,134)        100,024      (148,191)

Cash, Beginning of Year           504,712         404,688       552,879

Cash, End of Year                $ 32,578        $504,712      $404,688


SUPPLEMENTAL DISCLOSURE OF CASH
  FLOW INFORMATION - Cash
  paid during the year for
  interest 	               $5,328,000      $5,369,000   $ 5,448,000


SUPPLEMENTAL INFORMATION RELATING TO NONCASH INVESTING ACTIVITIES -
  Accounts payable included purchases of property of $11,000 and $75,000 as of December 31, 2000 and 1999, respectively.

See notes to financial statements.




KAAHUMANU CENTER ASSOCIATES
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


1. ORGANIZATION

   Kaahumanu Center Associates (the Partnership) was formed on June 23, 1993 as a limited partnership between Maui Land & Pineapple Company, Inc. (ML&P), as general partner, and the Employees' Retirement System of the State of Hawaii (ERS), as limited partner. The purpose of the Partnership is to finance the expansion and renovation of and to own and operate the Kaahumanu Shopping Center (the Center).

   The Center is a regional shopping mall located in Kahului, Maui, and currently consists of 570,000 square feet of gross leasable area.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Accounting - The Partnership's policy is to prepare its financial statements using the accrual basis of accounting.

   Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting periods. Future actual amounts could differ from those estimates.

   Restricted Cash - Restricted cash is a percentage of revenues retained for capital improvements as set forth in the Partnership Operating Agreement, as well as proceeds from the mortgage loan that were reserved for additional expansion costs. The partners agreed to waive the required capital improvement reserve for the years ended December 31, 2000 and 1999.

   Property - Property which was contributed to the Partnership by ML&P is stated at ML&P's net book value at the date of contribution; subsequent additions are stated at cost.
   Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets.

   Advertising and Promotion - The costs of advertising and sales promotion activities are expensed as incurred.

   Income Taxes - The Partnership is not subject to federal and state income taxes. The distributive shares of income or loss and other tax attributes from the Partnership are reportable by the individual partners.

3. PARTNERSHIP AGREEMENTS

   Capital Contributions - ML&P contributed the land and the shopping center improvements as they existed prior to the expansion and renovation project, subject to the existing first mortgage, together with approximately nine acres of adjacent land which became part of the expanded shopping center, for a 99% interest in the Partnership.

   ERS originally contributed $312,000 for a 1% interest in the Partnership and made a loan of $30.6 million to the Partnership. Effective April 30, 1995, after completion of the expansion and renovation and the satisfaction of certain conditions, ERS converted its loan to capital for an additional 49% interest and became a 50% partner with ML&P.

   Allocations and Distributions - Profit and loss allocations and cash distributions of the Partnership are based on the ownership interests of the partners.

   ERS and ML&P each have a 9% cumulative, non-compounded priority right to cash distributions based on their net contributions to the Partnership (preferred return). The ML&P preferred return is subordinate to the ERS preferred return. For the purpose of calculating the preferred returns, each partner's capital contribution had an agreed upon value of $30.9 million on April 30, 1995. The accumulated unpaid preferred returns at December 31, 2000 were $13 million each for ML&P and ERS.

   Management and Operations - The Partnership has an Operating Agreement with ML&P for the operation of the Center. The Operating Agreement has an initial term of 15 years, which commenced when ERS became a 50% partner, with options to renew for four additional 10-year periods. It provides for certain performance tests, which if not met, could result in termination of the Agreement. The tests were not met in 2000, but termination of the Agreement is not presently being considered.

   ML&P, as managing partner, is responsible for the day-to-day management of the Partnership's business affairs. Major decisions, as defined in the partnership agreement, require the unanimous approval of the partners.

4. RELATED PARTY TRANSACTIONS

   Pursuant to the Partnership Operating Agreement, the Partnership pays to ML&P an operator's fee equal to 3% of gross revenues, as defined. In 2000, 1999 and 1998, ML&P charged the Partnership $279,000, $268,000, and $258,000, respectively, for management fees.

   In accordance with the Limited Partnership Agreement, the Managing Partner may make cash advances to the Partnership as necessary in order to avoid a cash flow deficit. Such advances bear interest at 1% above the rate being charged the Partnership under the mortgage loan (see Borrowing Arrangements). In 2000, Partner Advances totaled $586,000, and interest expense on the advances at 9.57% totaled $34,000.

   The Partnership does not have any employees. As such, ML&P provides all on-site and administrative personnel and also incurs other costs and expenses, primarily insurance, which are reimbursable by the Partnership. In 2000, 1999 and 1998, ML&P charged the Partnership $2,637,000, $2,417,000 and $2,303,000,
   respectively, for payroll and other costs and expenses.

   ML&P generates a portion of the electricity which is used by the Center. In 2000, 1999 and 1998, ML&P charged the Partnership
   $3,049,000, $2,263,000 and $2,144,000, respectively, for
   electricity.

   Amounts due to ML&P for management fees, electricity, Partner
   Advances, and reimbursable costs were $1,216,000 and $1,154,000 as of December 31, 2000 and 1999, respectively.

5. OTHER ASSETS

   Other assets at December 31, 2000 and 1999 consisted of the following:

                                2000                1999

   Deferred costs            $ 582,010           $ 719,171
   Noncurrent accounts
     receivable              1,128,121	           981,826

    Total other assets      $1,710,131          $1,700,997

   Deferred costs are primarily leasing consultation costs and are net of amortization of $983,000 and $845,000, respectively, at December 31, 2000 and 1999.

   Noncurrent accounts receivable represents the excess of minimum rental income recognized on a straight-line basis over amounts receivable according to the provisions of the lease, after deducting an estimated amount for amounts not recoverable.

6. BORROWING ARRANGEMENTS

   The Partnership has a mortgage loan which bears interest at 8.57% and is payable in monthly installments of $526,000, including interest, through 2005 when the entire balance is payable. The loan is collateralized by the Center and is nonrecourse except for the first $10 million, which is guaranteed by ML&P until the Center attains a defined level of net operating income.

   Scheduled principal maturities for the next five years from 2001 through 2005 are as follows: $1,126,000, $1,228,000, $1,339,000,
   $1,459,000 and $1,659,000, respectively.

7. LEASES

   Tenant leases of the Center provide for monthly base rent plus percentage rents and reimbursement for common area maintenance and other costs. Future minimum rental income to be received under non-cancelable operating leases aggregates $48,453,000 and is receivable during the next five years (2001 through 2005) as follows: $7,068,000, $6,747,000, $6,618,000, $5,850,000,
   $4,386,000, respectively, and $17,784,000 thereafter.

8. CONTINGENCIES AND COMMITMENTS

   The Partnership had commitments under signed contracts totaling $124,000 at December 31, 2000.

9. CONCENTRATION OF CREDIT RISK

   The Partnership extends credit to its tenants in the course of its leasing operations. The creditworthiness of existing and potential tenants is evaluated and under certain circumstances a security deposit is required.

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